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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                                  ECOGEN Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 Par Value Per Share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   278864202
 ------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.






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CUSIP No. 278864202

----------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.          Goldsmith & Harris Incorporated
         I.R.S. Identification Nos. of above persons (entities only).      13-3741461

----------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) .................................................................................

         (b) .................................................................................
----------------------------------------------------------------------------------------------
3.       SEC Use Only ........................................................................
----------------------------------------------------------------------------------------------
4.       Citizenship or Place of Organization               New York

----------------------------------------------------------------------------------------------
Number of                   5.      Sole Voting Power:        -0-
Shares                      ------------------------------------------------------------------
Beneficially                6.      Shared Voting Power:      -0-
Owned by                    ------------------------------------------------------------------
Each                        7.      Sole Dispositive Power:   179,900
Reporting                   ------------------------------------------------------------------
Person With:                8.      Shared Dispositive Power: -0-
----------------------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person    179,900 shares

----------------------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

----------------------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (11)            1.36%

----------------------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)           BD & IA

----------------------------------------------------------------------------------------------


                             Page 2 of 4 pages

ITEM 1.

         (a) The name of the issuer is Ecogen Inc. (the "Corporation").

         (b) The Corporation's executive office is located 2000 Cabot Boulevard West, No. 170, Langhorne, PA 19047.

ITEM 2.

         (a) The person filing this statement is Goldsmith & Harris Incorporated ("G&H").

         (b) G&H is located at 80 Pine Street, New York, NY 10005.

         (c) G&H was organized under the laws of New York.

         (d) The Security is common stock, $0.01 par value per share.

         (e) The CUSIP Number of the security is 278864202.

ITEM 3.

         (a) G&H is a broker-dealer (File No. 8-30122) registered under Section 15 of the Securities Exchange Act of 1934, and an investment adviser (SEC File No. 801-56934) under Section 203 of the Investment Advisers Act of 1940.

ITEM 4.

         (a) G&H is the beneficial owner of 179,900 shares of the Security by virtue of its investment discretion over accounts of its clients that hold the shares.

         (b) The amount of shares of the Security beneficially owned by G&H is 1.36% of the total outstanding shares of the Security.

         (c) (i) Not applicable.
            (ii) Not applicable.
           (iii) G&H has the sole power to dispose or to direct the disposition of 179,900 shares of the security.
            (iv) Not applicable.

ITEM 5.

         This Schedule 13G is being filed to report that as of December 31, 2000, G&H had ceased to be the beneficial owner of more than five percent of the class of the Securities.

ITEM 6.

         The clients of G&H may have the right to receive or the power to direct the receipt of dividends from, or the proceeds


                             Page 3 of 4 pages
from the sale of, shares of the Security. None of these persons has an interest in 5% or more of the total outstanding shares of the Security.

ITEM 7.

         Not applicable.

ITEM 8.

         Not applicable.

ITEM 9.

         Not applicable.

ITEM 10.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 7, 2001                       Goldsmith & Harris Incorporated
----------------
Date


                                       By Philip W. Goldsmith
                                          ______________________________________
                                          Philip W. Goldsmith
                                          Chairman


                             Page 4 of 4 pages